EXHIBIT 12

WESBANCO, INC.
Computations of Consolidated Ratios of Earnings to Fixed Charges
(Dollars in thousands - unaudited)

	For the six months	For the twelve months
	ended June 30,	ended December 31,
	2009	2008	2007	2006	2005	2004
Excluding Interest on Deposits:

Fixed Charges:
Interest Expense (excluding interest on deposits)	$ 18,094	$ 36,203	$ 27,791	$ 30,672	$ 34,255	$ 20,626
Interest Factor Within Rent Expense (1)	387	829	777	742	763	545
Preferred Stock Dividend (2)	2,112	293	-	-	-	-
Total Fixed Charges	20,593	37,325	28,568	31,414	35,018	21,171

Earnings:
Income before Income Taxes	$ 11,947	$ 42,610	$ 52,690	$ 48,298	$ 54,479	$ 47,158
Fixed Charges (excluding preferred dividends)	18,481	37,032	28,568	31,414	35,018	21,171
Total Earnings	30,428	79,642	81,258	79,712	89,497	68,329

Ratio of Earnings to Fixed Charges, Excluding
Interest on Deposits	1.48	2.13	2.84	2.54	2.56	3.23

Including Interest on Deposits:

Fixed Charges:
Interest Expense	$ 51,902	$ 121,229	$ 117,080	$ 104,436	$ 92,434	$ 60,212
Interest Factor Within Rent Expense (1)	387	829	777	742	763	545
Preferred Stock Dividend (2)	2,112	293	-	-	-	-
Total Fixed Charges	54,401	122,351	117,857	105,178	93,197	60,757

Earnings:
Income Before Income Taxes	$ 11,947	$ 42,610	$ 52,690	$ 48,298	$ 54,479	$ 47,158
Fixed Charges (excluding preferred dividends)	52,289	122,058	117,857	105,178	93,197	60,757
Total Earnings	64,236	164,668	170,547	153,476	147,676	107,915

Ratio of Earnings to Fixed Charges, Including
Interest on Deposits	1.18	1.35	1.45	1.46	1.58	1.78
(1) The portion of rents shown as representative of the interest factor is one-third of total net operating lease expenses.
(2) Represents the dividend accrued on the Series A Preferred Stock for the period ended June 30, 2009.